                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2008
                         ------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on December 29, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: December 29, 2008
                                          By: /s/ Ety Sabach
                                          ------------------
                                          Ety Sabach
                                          Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

            G. WILLI-FOOD ANTICIPATES DECLINE IN GROSS MARGIN IN THE
                FOURTH QUARTER OF 2008 AND FIRST QUARTER OF 2009

YAVNE, ISRAEL - DECEMBER 29, 2008 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it anticipates its gross margins to decline for the fourth quarter of 2008 and for the first quarter of
2009.

In the course of its business, Willi Food manages its inventory orders months ahead by opening letters of credit and signing committed orders with its foreign vendors for purchasing inventory that it anticipates it would need in the next three to six months, depending on the product and the country of origin.
Furthermore, due to the Passover holiday that will occur in early April 2009,
Willi Food started its orders from its vendors for Passover in early October
2008.

During the past few weeks, the global purchase prices of food products have sharply decreased, resulting in the sharp decrease in the selling prices of the
Company's products as well. Because the Company's commitments to purchase were based on higher prices from its vendors, the immediate consequence is a decline in the gross margins for the past few weeks and further decline until approximately March-April 2009 when the Company completes the sale of the inventory in the orders from vendors backlog acquired at the higher prices. To the extent global purchase prices of food products continue to decline, the
Company's gross margins may be impacted beyond that time because the Company must continue to purchase inventory in advance to take into account the time for manufacture and shipment of products from its foreign vendors.

Therefore, Willi Food anticipates that its gross margins in the fourth quarter of 2008 and in the first quarter of 2009 would be negatively impact as a result of the global decrease in food products prices. At this point, the Company cannot quantify what will be the anticipated reduction in gross margins.

Willi Food is in negotiations with its vendors to reduce the purchase prices it has committed to pay them. There is no guarantee as to the outcome of these negotiations.

Mr. Zwi Williger, President and COO of Willi-Food commented, "Willi Food strives to minimize market risks arising from cost of imported goods by opening letters of credits to vendors and signing committed orders from suppliers abroad. This strategy has proven effective over the years. The recent sharp decrease in the global food prices has left us with inventory that was purchased at prices higher from the current market prices and with backlog of vendor orders with purchase prices that are higher then the current purchase prices. Because we must adjust our selling prices to the market prices and pass these costs onto our customers, our gross margins will be reduced."

Mr. Williger continued, "We are currently negotiating with our vendors regarding reducing the purchase prices on the orders that we committed on. We hope that this act will be successful."

Mr. Williger concluded, "As a result, we expect that our gross margins in the fourth quarter of 2008 and in the first quarter of 2009 would be affected by these global decreases in the food prices."

In its November 10, 2008 press release, Willi Food announced its decision to discontinue its guidance for the market and quarterly projections of revenue results. Due to the importance of the effect on the Company's financial results resulting from the sharp decrease in global food product purchase prices, the
Company decided to issue this announcement. This announcement does not change the Company's previously announced disclosure policy.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
2,500 food products manufactured by some 120 top-tier suppliers throughout the world to more than 2,000 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operates several subsidiaries: its subsidiary, Gold Frost Ltd., develops and distributes kosher chilled and frozen dairy food products internationally together with its Danish dairy distributor subsidiary; the joint venture with the Baron Family engages in the global import, export and distribution of kosher products worldwide; and Shamir Salads is a leading international manufacturer and distributor of pre-packaged chilled Mediterranean dips and spreads. For more information, please visit the Company's website at
http://www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.

COMPANY CONTACT:
G. Willi-Food International Ltd.
Ety Sabach, CFO
+972-8-932-1000
ety@willi-food.co.il